[State of Wisconsin Investment Board Letterhead]

[The attachment has important information to review in connection with this recommendation.]

                   October 18, 2000

 RAINFOREST SHAREHOLDERS - A POTENTIAL NEW BIDDER HAS SURFACED

A second potential bidder for Rainforest Cafe emerged yesterday. David Siegel of Central Florida
Investments, Inc., whom Rainforest confirms owns about a 5% stake in the company, announced that he has assembled a substantial and well-known group of investors with the wherewithal to present an alternative to the Landry's $3.25 tender offer. On
October 16, he asked Rainforest to allow up to 14 days to complete due diligence to determine the group's offering price. In his letter to the company, Siegel stated that he believes Rainforest still has a higher value than the Landry's offer, an opinion shared by SWIB.

  DON'T TENDER TO LANDRYS NOW IF YOU WANT TO SEE THIS OFFER

If a majority of outstanding shares are tendered to and purchased by Landry's on October 27, the Landry's merger could be completed without shareholders having the opportunity to consider competing offers. SWIB believes that the only opportunity shareholders may have to realize greater value for their shares is by rejecting the Landry's $3.25 offer. If you have already tendered your shares, you have the right to withdraw them at any time prior to expiration of the offer. Registered shareholders can mail or fax written notice of withdrawal to the depositary, American Stock
Transfer & Trust Company at 718-234-5001. For shares held through a bank or brokerage firm, you can contact your account administrator.

 SWIB HAS THE RIGHT TO CALL A MEETING OF SHAREHOLDERS

We have asked the Rainforest Board to amend its poison pill to allow SWIB to take collective action with other shareholders to explore alternatives to the Landry's tender offer. Additionally, we sought a 30-day extension of the Landry's offer to facilitate development of competing bids. The Rainforest Board refused both requests, leading us to question whether current management is acting in the best interests of shareholders. Shareholders have not been given an opportunity to vote on the Rainforest Board in over 16 months. As the owner of more than 14% of Rainforest's stock, Minnesota law gives us the right to call an annual or special meeting of shareholders to put forth an alternate slate of directors. SWIB is considering whether it should do so if the Landry's offer is rejected.

John Nelson, Investment Director for Small Company Stocks
Contact: Garland Associates, Inc., Proxy Solicitors, 212-866-0095
[Information on SWIB & its recommendation is on the attached Schedule, also filed at the SEC.]

The following information is on file with the SEC as part of the Schedule 14D-9 filed by SWIB on October 3, 2000

ITEM 1.   SUBJECT COMPANY INFORMATION.

     The name of the subject company is Rainforest
Cafe, Inc., a Minnesota corporation ("Rainforest").
The address of the principal executive offices of Rainforest is 720 South Fifth Street, Hopkins,
Minnesota 55343. The telephone number of Rainforest at its principal executive offices is 612-945-5400.

     The title of the class of equity securities to which this Solicitation/Recommendation Statement on
Schedule 14D-9 (this "Statement") relates is the Common
Stock, no par value, of Rainforest and associated preferred share purchase rights issued pursuant to the Rights Agreement by and between Rainforest and Norwest
Bank Minnesota, N.A., dated as of May 23, 2000, as amended by Amendment No. 1 to Rights Agreement, dated as of September 26, 2000 (Common Stock together with such associated rights are referred to as the "Shares"). As of September 26, 2000, there were
22,812,470 Shares issued and outstanding according to the Schedule 14D-9 filed by Rainforest on September 29.

ITEM 2.   IDENTITY AND BACKGROUND OF FILING PERSON.

     The filing person is State of Wisconsin Investment
Board ("SWIB").  SWIB's address is 121 East Wilson
Street, Madison, Wisconsin 53702 and its telephone number is 608-266-2381.

     This Statement relates to the tender offer by LSR
Acquisition Corp., a Delaware corporation
("Purchaser"), and a wholly owned subsidiary of Landry's Seafood Restaurants, Inc., a Delaware corporation ("Landry's") to purchase all outstanding
Shares at the purchase price of $3.25 per Share (the
"Offer Price"), net to the tendering stockholder in cash, without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated September 29, 2000, and in the related
Letter of Transmittal (which, as they may be amended from time to time, constitute the "Offer"), each of which is being mailed to stockholders of Rainforest and is filed as an exhibit to the Tender Offer Statement on Schedule TO of Purchaser filed with the Securities and Exchange Commission (the "SEC") on September 29, 2000.
The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 26, 2000 (the
"Merger Agreement"), by and among Rainforest, Landry's and the Purchaser.

     The principal offices of Purchaser and Landry's are located at 1400 Post Oak Boulevard, Suite 1010,
Houston, Texas 77056.

ITEM 3.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Not Applicable.

ITEM 4.   THE SOLICITATION OR RECOMMENDATION.

     (a) Solicitation or Recommendation. SWIB is advising holders of the Shares to reject the Offer and/or to hold off tending Shares initially. SWIB has published a press release recommending that stockholders reject the Offer as inadequate. SWIB has also sent a letter to the Rainforest Board of Directors requesting a variety of actions and expressing its views with respect to the Offer. SWIB may send communications to other stockholders recommending against tendering in the Offer.

     (b) Reasons. SWIB believes that Rainforest is worth substantially more than the Offer Price. SWIB and other shareholders defeated an offer by Landry's to purchase Rainforest in April 2000 at a valuation of approximately $5.23 per share. Despite shareholder rejection of the earlier offer, Rainforest pursued this second transaction with Landry's at a significantly lower price. SWIB believes that by continuing to pursue a sale of Rainforest to Landry's, the Rainforest Board of Directors has not upheld its fiduciary duties to shareholders. Moreover, the Rainforest Rights
Agreement and the Merger Agreement allow Landry's to proceed with the Offer but prohibit SWIB and other shareholders from taking collective action which SWIB believes may benefit Rainforest shareholders.

     (c) Intent to Tender. SWIB does not intend to tender any of the Shares it owns of record or beneficially to the Purchaser.

ITEM 5.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     Not Applicable.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Securities Transactions during Past 60 Days.
--------------------------------------------
   (1)  1.  SWIB
        2.  August 1, 2000
        3.  2,500 shares
        4.  $2.25 per share
        5.  Normal buy on Nasdaq brokered through Instinet

   (2)  1.  SWIB
        2.  August 1, 2000
        3.  15,000 shares
        4.  $2.25 per share
        5.  Normal buy on Nasdaq brokered through Herzog

   (3)  1.  SWIB
        2.  August 3, 2000
        3.  125,000 shares
        4.  $2.1875 per share
        5.  Normal buy on Nasdaq brokered through Spear Leads

   (4)  1.  SWIB
        2.  August 14, 2000
        3.  20,000 shares
        4.  $2.00 per share
        5.  Normal buy on Nasdaq brokered through Knight Inc.

   (5)  1.  SWIB
        2.  September 29, 2000
        3.  105,000 shares
        4.  $3.0548 per share
        5.  Normal buy on Nasdaq brokered through Instinet

   (6)  1.  SWIB
        2.  September 29, 2000
        3.  95,000 shares
        4.  $3.0625 per share
        5.  Normal buy on Nasdaq brokered through Knight Inc.

ITEM 7.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Not Applicable.

ITEM 8.   ADDITIONAL INFORMATION.

     Not Applicable.